

March 7, 2011

via U.S. mail and facsimile

Atsushi Maki, Chief Executive Officer
Amanasu Environment Corporation
445 Park Avenue Center 10th Floor
New York, NY 10022

> **RE: Amanasu Environment Corporation**
> **Form 10-K/A2 for the Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2011**
> **File No. 000-32905**

Dear Mr. Maki:

We have reviewed your amended reports filed February 18, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A2 for the Fiscal Year Ended December 31, 2009

General

1. In responding to our comments, please provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Certifications

2. We note that you did not provide your certifications as exhibits pursuant to Item 601(b)(31) and (32) of Regulation S-K. Please amend your filing accordingly. When you amend your filing we remind you that paragraph 6 that you previously included as part of your certification is not required. Please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. This reminder is also applicable to your quarterly reports on Form 10-Q.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Disclosure Controls and Procedures

3. We have read your response to comment 9 from our letter dated December 29, 2010. In future filings please provide the complete definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective or not effective. Refer to Item 307 of Regulation S-K for guidance.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief